Exhibit 1.8

AHLSTROM
Q3/2016
Interim report January –
September 2016

AHLSTROM Interim report January-September 2016 Page 1
Ahlstrom Corporation STOCK EXCHANGE RELEASE October 28, 2016
Ahlstrom January-September 2016 interim report
All-time high quarterly operating profit combined with solid sales growth
July-September 2016 compared with July-September 2015
· Net sales EUR 273.2 million (EUR 266.9 million). At constant currency rates, growth was 3.7%.
· Adjusted EBITDA EUR 39.5 million (EUR 25.5 million), representing 14.4% (9.5%) of net sales
· Operating profit EUR 28.9 million (EUR 9.9 million)
· Adjusted operating profit EUR 26.7 million (EUR 11.2 million), representing 9.8% (4.2%) of net sales, and the 12th consecutive quarter of year-on-year improvement
· Profit before taxes EUR 25.1 million (EUR 8.5 million. The comparison figure includes a capital gain of EUR 3.2 million from share sales.)
· Earnings per share EUR 0.35 (EUR 0.06)
· Net cash flow from operating activities EUR 35.6 million (EUR 24.2 million)
January-September 2016 compared with January-September 2015
· Net sales EUR 819.8 million (EUR 819.8 million). At constant currency rates, growth was 1.9%.
· Adjusted EBITDA EUR 104.5 million (EUR 83.2 million), representing 12.8% (10.1%) of net sales
· Operating profit EUR 62.9 million (EUR 38.2 million)
· Adjusted operating profit EUR 66.2 million (EUR 39.9 million), representing 8.1% (4.9%) of net sales
· Profit before taxes EUR 51.4 million (EUR 43.2 million. The comparison figure includes a capital gain of EUR 20.3 million from share sales.)
· Earnings per share EUR 0.61 (EUR 0.52)
· Net cash flow from operating activities EUR 98.9 million (EUR 36.7 million)
Marco Levi, President & CEO
“July-September 2016 was an excellent quarter for us, with very strong performance from our organization. We achieved 3.7% sales growth at constant currency rates and profitability reached yet another record in the current structure of the company. This was also the 12th consecutive improvement in quarterly operating profit. Our hard work towards enhancing operational efficiency and achieving a more competitive cost structure is clearly paying off and we continued to benefit from lower variable costs during the quarter.
I am pleased that we have been able to grow our net sales for the past two quarters on a comparable basis. This is particularly true for glassfiber, wallcover, filtration, and tape products, as well as single-serve coffee materials, where we achieved a breakthrough in the North American market during the reporting period. All of our business units reported higher operating profits and most of them increased net sales. We have also announced a EUR 23 million investment into our engine and industrial filtration portfolio to show our commitment to growth and the further development of the company.
We will continue to execute our strategic agenda at full speed. The benefits are clearly visible when looking at higher margins through commercial excellence, our lean operating model, the increased capacity utilization at our recent investments and capitalizing on new growth opportunities. As a result, we have further accelerated our progress towards reaching our financial target of above 8% adjusted operating margin by 2018. Also, we are already well below our gearing target thanks to the very strong cash flow generation this year.”

AHLSTROM Interim report January-September 2016 Page 2

**Outlook for 2016**

Ahlstrom reiterates the outlook published on September 13, 2016. The company expects net sales in 2016 to be in the range of EUR 1,060-1,100 million. The adjusted operating profit is expected to be 6.5%-7.5% of net sales.

The adjusted operating profit excludes restructuring costs, impairment charges and capital gains or losses.

**Key figures**

| EUR million | Q3/2016 | Q3/2015 | Change, % | Q1-Q3/2016 | Q1-Q3/2015 | Change, % |
|---|---|---|---|---|---|---|
| **Net sales** | 273.2 | 266.9 | 2.4 | 819.8 | 819.8 | 0.0 |
| **EBITDA** | 41.6 | 24.2 | 71.9 | 101.2 | 81.6 | 24.0 |
| *% of net sales* | 15.2 | 9.1 | | 12.3 | 10.0 | |
| Adjustment items included in EBITDA | 2.2 | -1.2 | | -3.4 | -1.6 | |
| **Adjusted EBITDA** | 39.5 | 25.5 | 55.0 | 104.5 | 83.2 | 25.6 |
| *% of net sales* | *14.4* | 9.5 | | *12.8* | *10.1* | |
| **Operating profit** | 28.9 | 9.9 | 192.8 | 62.9 | 38.2 | 64.4 |
| *% of net sales* | *10.6* | *3.7* | | *7.7* | *4.7* | |
| Adjustment items included in operating profit | 2.2 | -1.3 | | -3.4 | -1.7 | |
| **Adjusted operating profit** | 26.7 | 11.2 | 139.3 | 66.2 | 39.9 | 65.9 |
| *% of net sales* | *9.8* | *4.2* | | *8.1* | *4.9* | |
| **Profit before taxes** | 25.1 | 8.5 | 194.0 | 51.4 | 43.2 | 19.2 |
| **Profit for the period** | 17.9 | 4.1 | | 33.5 | 28.8 | 16.3 |
| **Earnings per share** | 0.35 | 0.06 | | 0.61 | 0.52 | |
| **Return on capital employed, %** | 23.4 | 6.7 | | 16.3 | 8.6 | |
| **Net cash flow from operative activities** | 35.6 | 24.2 | 47.0 | 98.9 | 36.7 | 169.5 |
| **Capital expenditure** | 6.0 | 5.5 | 9.0 | 18.0 | 13.6 | 31.8 |
| **Interest-bearing net liabilities** | 130.5 | 203.7 | -36.0 | 130.5 | 203.7 | -36.0 |
| **Gearing ratio, %** | 42.4 | 64.2 | | 42.4 | 64.2 | |
| **Equity ratio, %** | 38.1 | 34.8 | | 38.1 | 34.8 | |
| **Number of personnel, at the end of the period** | 3,277 | 3,367 | -2.7 | 3,277 | 3,367 | -2.7 |

*Ahlstrom has adopted the European Securities and Markets Authority (ESMA) guidelines on Alternative Performance Measures, which became effective on July 3, 2016. The company uses alternative performance measures to reflect the underlying business performance and to improve comparability. These alternative performance measures should, however, not be considered as a substitute for measures of performance in accordance with IFRS.*
*Ahlstrom has used revised terminology since the beginning of 2016. In accordance, the previously used terms "Operating profit excluding non-recurring items" has been replaced by "Adjusted operating profit" and "EBITDA excluding non-recurring items" by "Adjusted EBITDA".*

*Adjusted items affecting comparability and alternative performance measures used by Ahlstrom are defined:*

Adjustment items: restructuring costs, impairment charges, capital gains or losses
EBITDA = Operating profit + depreciation and amortizations + impairments
Adjusted EBITDA = EBITDA – Adjustment items
Adjusted operating profit = Operating profit – Adjustment items

Interim report January-September 2016 Page 3

## Financial performance in July-September 2016

**Net sales development**

| Net sales by segment, EUR million | Q3/2016 | Q3/2015 | Change, % | Q1-Q3/2016 | Q1-Q3/2015 | Change, % |
|---|---|---|---|---|---|---|
| Filtration & Performance | 175.7 | 168.4 | 4.3 | 527.3 | 516.2 | 2.1 |
| Specialties | 103.1 | 104.0 | -0.9 | 310.4 | 318.1 | -2.4 |
| Other functions and eliminations | -5.6 | -5.6 | | -17.9 | -14.5 | |
| Total net sales | 273.2 | 266.9 | 2.4 | 819.8 | 819.8 | 0.0 |

| Comparable change in net sales by segment*, % | Q3/16 vs Q3/15 | Q1-Q3/16 vs Q1-Q3/15 |
|---|---|---|
| Filtration & Performance | 4.3 | 3.9 |
| Specialties | 2.5 | -0.4 |
| Other functions and eliminations | N/A | N/A |
| Total net sales | 3.7 | 1.9 |

* Comparable change in net sales as a percentage, at constant currencies, excluding structural changes.

Net sales in July-September 2016 amounted to EUR 273.2 million, showing an increase of 2.4% from the EUR 266.9 million reported in the comparison period. At constant currency rates, growth was 3.7%, led by higher sales of, glassfiber, wallcover, filtration, tape and coffee products. An adverse product mix and lower average selling prices, partly driven by a decline in raw material and energy costs, had an effect on net sales.

Breakdown of the change in net sales:

| EUR million | Net Sales Q3/2015 266.9 | Net sales Q1-Q3/2015 819.8 |
|---|---|---|
| Price and mix, % | -1.4 | -0.9 |
| Currency, % | -1.3 | -1.9 |
| Volume, % | 5.1 | 2.9 |
| Closures, divestments and new assets, % | 0.0 | 0.0 |
| Total, % | 2.4 | 0.0 |
| EUR million | Q3/2016 273.2 | Q1-Q3/2016 819.8 |

AHLSTROM Interim report January-September 2016 Page 4

**Result and profitability**

| Adjusted operating profit by segment, EUR million | Q3/2016 | Q3/2015 | Change, % | Q1-Q3/2016 | Q1-Q3/2015 | Change, % |
|---|---|---|---|---|---|---|
| Filtration & Performance | 18.8 | 5.4 | | 43.8 | 22.3 | 96.3 |
| Specialties | 10.0 | 7.1 | 40.8 | 27.8 | 21.1 | 31.9 |
| Other functions and eliminations | -2.1 | -1.4 | | -5.4 | -3.5 | |
| Total | 26.7 | 11.2 | 139.3 | 66.2 | 39.9 | 65.9 |
| *% of net sales* | *9.8* | *4.2* | | *8.1* | *4.9* | |

Operating profit in July-September 2016 was EUR 28.9 million (EUR 9.9 million), and adjusted operating profit amounted to EUR 26.7 million (EUR 11.2 million). The adjustment items affecting the operating profit totaled EUR 2.2 million (EUR -1.3 million), including a break-up fee income from terminating the divestment of the company's Building & Wind business unit.

Higher sales volumes, particularly in the Filtration & Performance business area, had a positive impact on operating profit. Also, operational efficiency improved through lower production waste. Selling, general and administrative expenses (adjusted) declined further during the quarter. Operating profit was also supported by margin and product mix management in an environment where energy and raw material costs for pulp, chemicals and synthetic fibers were lower.

Profit before taxes was EUR 25.1 million (EUR 8.5 million). The comparison figure includes a capital gain of EUR 3.2 million from the sale of Munksjö Oyj shares. Income taxes amounted to EUR 7.1 million (EUR 4.4 million). Profit for the period was EUR 17.9 million (EUR 4.1 million).

Earnings per share were EUR 0.35 (EUR 0.06). Accrued net of tax interest costs on the hybrid bond have been deducted in the calculation of earnings per share.

## Financial performance in January-September 2016

Net sales in January-September 2106 totaled EUR 819.8 million, and were unchanged from the comparison period. At constant currency rates, sales growth was 1.9%. Higher sales volumes had a positive impact on net sales. This was partially offset by an adverse product mix and lower average selling prices.

Operating profit was EUR 62.9 million (EUR 38.2 million), and adjusted operating profit amounted to EUR 66.2 million (EUR 39.9 million). The adjustment items affecting the operating profit totaled EUR -3.4 million (EUR -1.7 million) and included restructuring costs related to the new operating model.

Higher sales volumes, particularly in the Filtration & Performance business area, had a positive impact on operating profit. Also, operational efficiency improved through lower production waste. Selling, general and administrative expenses (adjusted) declined further during the reporting period. Operating profit was also supported by margin and product mix management in an environment where energy and raw material costs for pulp, chemicals and synthetic fibers were lower. Adverse currency rate fluctuations had a slight negative impact on operating profit.

Profit before taxes was EUR 51.4 million (EUR 43.2 million). The comparison figure includes a capital gain of EUR 20.3 million from the sale of Munksjö Oyj shares. Income taxes amounted to EUR 18.0 million (EUR 14.4 million). Profit for the period was EUR 33.5 million (EUR 28.8 million).

Earnings per share were EUR 0.61 (EUR 0.52). Accrued net of tax interest costs on the hybrid bond have been deducted in the calculation of earnings per share.

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## Business area review

### Filtration & Performance

*The Filtration & Performance business area produces engine oil, fuel and air as well as industrial air filtration materials, glassfiber used in flooring applications and wind turbines, industrial nonwoven products for automotive, construction, textile and hygiene applications, and wallcover and poster papers.*

| EUR million | Q3/2016 | Q3/2015 | Change, % | Q1-Q3/2016 | Q1-Q3/2015 | Change, % |
|---|---|---|---|---|---|---|
| **Net sales** | 175.7 | 168.4 | 4.3 | 527.3 | 516.2 | 2.1 |
| **Operating profit** | 18.9 | 4.5 | | 40.9 | 21.3 | 92.4 |
| *% of net sales* | *10.7* | *2.7* | | *7.8* | *4.1* | |
| Adjustment items included in operating profit | 0.0 | -0.9 | | -2.9 | -1.1 | |
| **Adjusted operating profit** | 18.8 | 5.4 | | 43.8 | 22.3 | 96.3 |
| *% of net sales* | *10.7* | *3.2* | | *8.3* | *4.3* | |
| **RONA, %** | 31.0 | 6.2 | | 21.7 | 10.2 | |
| **Sales volumes, 000s tons** | 67.9 | 63.8 | 6.4 | 203.5 | 194.0 | 4.9 |

*Market review July-September 2016:*

The market activity in filtration remained stable. Geographically, demand for heavy duty applications remained weak in North America, whereas the markets in Europe and Asia were steady. The overall demand for wallpaper and wallcover substrates was stable in Europe and Russia. In China, demand for high-end wallcover products increased, while the overall market remained very competitive.

Demand for glassfiber tissue used in flooring applications remained stable in Europe and Russia, and continued to grow in North America. The market for reinforced glassfiber products for the wind energy industry was strong. The markets for various industrial nonwoven applications continued to increase.

*Net sales and operating profit development in July-September 2016:*

Net sales rose by 4.3% to EUR 175.7 million, compared with EUR 168.4 million in July-September 2015. Growth was driven by increased sales of glassfiber products, wallcover materials in Asia and filtration materials. Lower volumes of trading business materials, which include wipes and release liners, had an impact on net sales. At constant currency rates, sales growth was 4.3%.

Adjusted operating profit rose to EUR 18.8 million (EUR 5.4 million). The increase was driven by higher sales volumes, better operational efficiency through reduced production waste as well as lower variable and fixed costs. Operating profit amounted to EUR 18.9 million (EUR 4.5 million).

*Net sales and operating profit development in January-September 2016:*

Net sales rose by 2.1% to EUR 527.3 million (EUR 516.2 million). The increase was the result of higher sales of wallcover and glassfiber products. At constant currency rates, sales growth was 3.9%. Adjusted operating profit amounted to EUR 43.8 million (EUR 22.3 million). The increase was driven by higher sales volumes, improved operational efficiency as well as lower fixed and variable costs. Operating profit was EUR 40.9 million (EUR 21.3 million).

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**Specialties**

*The Specialties business area produces food and beverage packaging materials, laboratory and life science as well as water filtration materials, tape products, and medical fabrics.*

| EUR million | Q3/2016 | Q3/2015 | Change, % | Q1-Q3/2016 | Q1-Q3/2015 | Change, % |
|---|---|---|---|---|---|---|
| **Net sales** | 103.1 | 104.0 | -0.9 | 310.4 | 318.1 | -2.4 |
| **Operating profit** | 10.0 | 6.7 | 49.3 | 27.5 | 20.1 | 36.9 |
| *% of net sales* | 9.7 | 6.4 | | 8.9 | 6.3 | |
| Adjustment items included in operating profit | 0.0 | -0.4 | | -0.3 | -1.0 | |
| **Adjusted operating profit** | 10.0 | 7.1 | 40.8 | 27.8 | 21.1 | 31.9 |
| *% of net sales* | 9.7 | 6.8 | | 9.0 | 6.6 | |
| **RONA, %** | 24.0 | 13.4 | | 20.9 | 13.8 | |
| **Sales volumes, 000s tons** | 28.9 | 28.3 | 2.0 | 87.9 | 88.5 | -0.7 |

*Market review in July-September 2016:*

The markets for food packaging materials were quite strong, particularly for cooking applications in Europe. Demand for single-serve coffee products continued to grow, and good demand was noted for teabag materials in North America and Asia, while it remained weaker in Europe. The markets for laboratory, life science and water filtration materials remained strong in Europe and Asia, while they were a bit weaker in North America. In tape products, strong demand was noted across all geographical regions. Demand for medical fabrics was improving in North America, while remained steady in Europe and weakened in Asia.

*Net sales and operating profit development in July-September 2016:*

Net sales fell by 0.9% to EUR 103.1 million, compared with EUR 104.0 million in July-September 2015. At constant currency rates, net sales grew by 2.5%. Higher sales of coffee and tape materials as well as laboratory and life science products had a positive impact on net sales. This was partially offset by lower sales of some food packaging and meat casing materials as well as medical fabrics.

Adjusted operating profit amounted to EUR 10.0 million (EUR 7.1 million). The increase was driven by higher sales volumes, an improved product mix as well as lower variable costs. Operating profit was EUR 10.0 million (EUR 6.7 million).

*Net sales and operating profit development in January-September 2016:*

Net sales fell by 2.4% to EUR 310.4 million (EUR 318.1 million). At constant currency rates, net sales were almost flat. Higher sales of food packaging and coffee products had positive impact on net sales. This was offset by lower sales of medical fabrics as well as meat casing and teabag materials. Adjusted operating profit amounted to EUR 27.8 million (EUR 21.1 million). The increase was driven by better pricing and product mix as well as lower variable costs. Operating profit was EUR 27.5 million (EUR 20.1 million).

## Financing

**Net financial expenses**

In July-September 2016, net financial expenses were EUR 3.8 million (EUR 1.4 million). Net financial expenses include net interest expenses of EUR 3.0 million (EUR 4.0 million), a financing exchange rate loss of EUR 0.2 million (EUR 0.0 million) and other financial expenses of EUR 0.6 million (EUR 2.6 million income). The other financial income in the comparison period included a capital gain of EUR 3.2 million from the sale of Munksjö Oyj shares.

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In January-September 2016, net financial expenses were EUR 11.6 million (EUR 4.8 million income). Net financial expenses include net interest expenses of EUR 9.4 million (EUR 12.9 million), a financing exchange rate loss of EUR 0.3 million (EUR 0.5 million loss) and other financial expenses of EUR 2.0 million (EUR 18.2 million income). The other financial income in the comparison period included a capital gain of EUR 20.3 million from the sale of Munksjö Oyj shares.
Cash flow
In July-September 2016, net cash flow from operating activities amounted to EUR 35.6 million (EUR 24.2 million), and cash flow after investing activities was EUR 29.5 million (EUR 29.7 million). Cash flow after investments in the comparison period includes EUR 10 million in proceeds from the share sale mentioned above.
In January-September 2016, net cash flow from operating activities amounted to EUR 98.9 million (EUR 36.7 million), and cash flow after investing activities was EUR 76.1 million (EUR 66.4 million). Cash flow after investments in the comparison period includes EUR 44.5 million in proceeds from the share sales mentioned above.
As of September 30, 2016, operative working capital amounted to EUR 99.4 million (EUR 124.7 million). The rolling 12-month turnover rate of the operative working capital declined by five days, to 40 days. This was the result of active working capital management.
Net debt and gearing
Ahlstrom’s interest-bearing net liabilities stood at EUR 130.5 million at the end of the review period (EUR 195.9 million at the end of 2015) and interest-bearing liabilities amounted to EUR 184.9 million (EUR 243.3 million at the end of 2015). The modified interest rate duration of the loan portfolio (average interest rate fixing period) was 19.1 months, and the capital weighted average interest rate was 4.01%. The average maturity of the long-term loan portfolio and committed credit facilities was 30.3 months.
The company’s liquidity continues to be good. At the end of the review period, its total liquidity, including cash, unused committed credit facilities and committed cash pool overdraft limits was EUR 273.5 million (EUR 313.8 million). In addition, the company had undrawn uncommitted credit facilities and cash pool overdraft limits of EUR 87.4 million (EUR 107.1 million) available.
Gearing stood at 42.4% (65.4% at the end of 2015), and the equity ratio was 38.1% (35.8% at the end of 2015). An improved operative result, reduction in operative working capital and low capital expenditure had a positive impact on the gearing ratio. Ahlstrom has a EUR 100 million hybrid bond, which is treated as equity in the calculations of the ratios above. Gearing was 111.0% when the hybrid bond is treated as debt (148.4% at the end of 2015).
Capital expenditure
Ahlstrom’s capital expenditure excluding acquisitions totaled EUR 18.0 million in January-September 2016 (EUR 13.6 million) and EUR 6.0 million in July-September 2016 (EUR 5.5 million). The investments were related to maintenance and increasing the flexibility of the Binzhou wallcover production line.
On October 20, 2016, Ahlstrom announced an investment to enhance the quality and widen the range of engine and industrial filtration materials being produced at its Madisonville plant in Kentucky, in the U.S. The investment is approximately EUR 23 million and it will be completed in the first half of 2018.
Personnel
Ahlstrom employed an average of 3,298 people1 in January-September 2016 (3,390), and 3,277 people at the end of the period (3,367). The decline was primarily due to the implementation of the
1 Calculated as full-time equivalents.

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company’s new operating model. At the end of the period, the highest numbers of employees were in the United States (22.3%), France (17.1%), China (9.9%), Italy (9.8%), and Finland (9.1%).
Shares and share capital
Ahlstrom’s shares are listed on the Nasdaq Helsinki. Ahlstrom has one series of shares. The stock is classified under the Nasdaq Helsinki’s Materials sector and the trading code is AHL1V.
During January-September 2016, a total of 1.4 million Ahlstrom shares were traded for a total of EUR 12.0 million. This represented 2.9% of the outstanding number of shares at the end of the reporting period (3.0% in January-September 2015). The lowest trading price was EUR 6.75 and the highest was EUR 12.40. The closing price on September 30, 2016 was EUR 12.37. The market capitalization at the end of the review period was EUR 576.4 million, excluding the shares owned by the parent company.
As of September 30, 2016, Ahlstrom held a total of 72,752 of its own shares, corresponding to approximately 0.16% of the total shares and votes. The total number of shares was 46,670,608 and the company had 10,132 shareholders at the end of the reporting period (10,409 shareholders as of December 31, 2015).
Ahlstrom Group’s equity per share was EUR 4.36 at the end of the review period (December 31, 2015: EUR 4.20).
Redefined strategy and long-term financial targets
Ahlstrom’s redefined strategy and new long-term financial targets extending to the year 2018 were announced in January 2016. Global trends faced by our customers steer our product offering and provide us with a wealth of opportunities. We are committed to growing and creating stakeholder value by providing the best-performing sustainable fiber-based materials.
As part of the implementation, the company’s business structure was simplified and reorganized into two business areas: Filtration & Performance and Specialties. The aim of this change is to increase market and customer focus. Both business areas have business unit-specific strategies and operating models. This enables Ahlstrom to provide customer-driven product development and tailored customer service, cost efficiency, better allocation of resources, and specific go-to-market approaches.
The roadmap for execution outlines the change in strategy and is focused on commercial excellence, a new lean operating model, organic growth via higher asset turnover and growth via new platforms.
Long-term financial targets over the economic cycle:
Operating profit margin: adjusted operating profit margin to be above 8% by 2018
Gearing: gearing to be maintained below 100%
Dividend policy: we aim for a stable dividend, increasing over time, based on the annual net income performance
The adjusted operating profit margin excludes restructuring costs, impairment charges, capital gains or losses, and discontinued operations.
Events during the reporting period
Agreement to divest Building & Wind business unit terminated
On July 27, 2016, Ahlstrom and Owens Corning announced the termination of the agreement regarding the planned divestiture of Ahlstrom’s Building & Wind business unit to Owens Corning following challenges associated with obtaining regulatory clearance in Germany for the

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transaction. The divestment was announced on January 21, 2016, while the German competition authority opened a second-phase investigation into the planned transaction on April 8, 2016. Ahlstrom continues to operate and develop the Building & Wind business unit as before and it is reported as part of the Filtration & Performance segment.
Changes in outlook
On July 20, 2016, Ahlstrom raised its outlook for adjusted operating profit margin in 2016 as the result of continued improvement in operational performance and lower variable costs. The outlook for net sales was kept unchanged.
On July 27, 2016, Ahlstrom revised the outlook to include the Building & Wind business unit.
On September 13, 2016, Ahlstrom raised its outlook for adjusted operating profit margin in 2016 as the result of continued improvement in operational performance and lower variable costs. The outlook range for net sales was narrowed. The outlook is presented in detail in the Outlook in 2016 section of this report.
A breakthrough in the North American single-serve coffee market
On September 26, 2016, Ahlstrom announced it had signed a multi-year agreement to supply its fully compostable infusion material for single-serve coffee pods. The contract is a major breakthrough for Ahlstrom in the fast-growing North American market for single-serve coffee solutions at home and in office. Under the multi-year contract Ahlstrom will supply its biodegradable polylactic acid-based (PLA) product made from corn starch to Club Coffee, a Canadian roaster and packaged coffee products company.
Outlook in 2016
Ahlstrom reiterates the outlook published on September 13, 2016. The company expects net sales in 2016 to be in the range of EUR 1,060-1,100 million. The adjusted operating profit is expected to be 6.5%-7.5% of net sales.
The adjusted operating profit excludes restructuring costs, impairment charges and capital gains or losses.
Short-term risks
The global economic outlook remains uncertain. The European markets continue to suffer from slower growth, and Britain’s decision to leave the European Union has increased uncertainty. In addition, the recent slowdown in China has raised concerns, although the expected shift in the country’s economic structure towards more consumer consumption and less investment can also provide opportunities.
Slower-than-anticipated economic growth poses risks for Ahlstrom’s financial performance. It may lead to lower sales volumes and force the company to initiate market-related shutdowns at plants, which could affect profitability. Tougher competition through competitors’ increased production capacity, aggressive pricing as well as adoption of new technologies may also affect profitability. Shifts in the pattern of demand for the company’s products may strain the flexibility of its asset base and leave some assets underutilized, while others may become over-loaded.
Further swings in currency exchange rates may lead to fluctuations in net sales and profitability. Ahlstrom’s main raw materials are wood pulp, synthetic fibers, and chemicals. The prices of these key raw materials are volatile, and any increases may affect the company’s profitability depending on its ability to mitigate the risk.
In some of the Group companies income tax returns are under examination in tax audits or have been already disputed by the tax authorities. The main items under discussion or already disputed relate to transfer pricing and restructuring issues. Based on an evaluation of the current state of

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Interim report January-September 2016 Page 10
these processes, no significant tax provisions have been booked, because it is not possible to make a reliable estimate of the outcome of the processes.
The general risks facing Ahlstrom’s business operations are described in greater detail on the company website at www.ahlstrom.com and in the report by the Board of Directors in the company’s Annual Report for 2015. The risk management process is also described in the Corporate Governance Statement, also available on the company’s website.
* * *
This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). Comparable figures refer to the same period in the previous year, unless otherwise stated.
This report contains certain forward-looking statements that reflect the present views of the company’s management. The statements contain uncertainties and risks and are thus subject to changes in the general economic situation and in the company’s business.
Helsinki, October 28, 2016
Ahlstrom Corporation
Board of Directors
Additional information
Marco Levi, President & CEO, tel. +358 (0)10 888 4700 Sakari Ahdekivi, CFO, tel. +358 (0)10 888 4768
Juho Erkheikki, Investor Relations & Financial Communications Manager, tel. +358 (0)10 888 4731
Ahlstrom’s President & CEO Marco Levi and CFO Sakari Ahdekivi will present the report at an analyst and press conference in Helsinki on Friday, October 28 at 11:00 a.m. Finnish time. The event will take place at Ahlstrom’s head office, Alvar Aallon katu 3 C, second floor, meeting room Antti.
The combined webcast and teleconference will be held in English and can be viewed at the following address: http://qsb.webcast.fi/a/ahlstrom/ahlstrom_2016_1028_q3
Conference call details:
In Finland +358 (0)9 7479 0404
In Sweden +46 (0)8 5065 3942
In the U.K. +44 (0)20 3043 2024
To participate via telephone, please dial in a few minutes before the conference begins. A list of phone numbers for other countries is available at www.ahlstrom.com/Investors. The confirmation code is 7688290.
An on-demand webcast of the conference will be available on Ahlstrom’s website for twelve months after the call.
The presentation material will be available at www.ahlstrom.com/en/Investors/Reports-and-presentations/2016/ after the report has been published.

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Interim report January-September 2016 Page 11
Ahlstrom in brief
Ahlstrom provides innovative fiber-based materials with a function in everyday life. We are committed to growing and creating stakeholder value by proving the best performing sustainable fiber-based materials. Our products are used in everyday applications such as filters, medical fabrics, life science and diagnostics, wallcoverings, tapes, and food and beverage packaging. In 2015, Ahlstrom’s net sales amounted to EUR 1.1 billion. Our 3,300 employees serve customers in 22 countries. Ahlstrom’s share is quoted on the Nasdaq Helsinki. More information is available at www.ahlstrom.com.
Appendix: Consolidated financial statement

AHLSTROM Interim report January-September 2016 Page 12

## Appendix: Consolidated financial statement

**Financial statements are unaudited**

| **INCOME STATEMENT**<br>EUR million | **Q3**<br>**2016** | Q3<br>2015 | **Q1-Q3**<br>**2016** | Q1-Q3<br>2015 | Q1-Q4<br>2015 |
|---|---|---|---|---|---|
| **Net sales** | **273.2** | 266.9 | **819.8** | 819.8 | 1 074.7 |
| Cost of goods sold | **-218.3** | -224.4 | **-663.3** | -682.7 | -910,0 |
| **Gross profit** | **54.9** | 42.5 | **156.5** | 137.0 | 164,8 |
| Sales and marketing expenses | **-8.5** | -8.7 | **-28.8** | -30.6 | -40,2 |
| R&D expenses | **-5.2** | -4.4 | **-12.4** | -13.5 | -20,9 |
| Administrative expenses | **-17.8** | -19.6 | **-55.8** | -57.8 | -76,4 |
| Other operating income | **4.6** | 1.3 | **7.4** | 5.0 | 7.0 |
| Other operating expense | **0.8** | -1.2 | **-3.9** | -2.0 | -12.4 |
| **Operating profit / loss** | **28.9** | 9.9 | **62.9** | 38.2 | 21.9 |
| Net financial expenses | **-3.8** | -1.4 | **-11.6** | 4.8 | 0.6 |
| Share of profit / loss of equity accounted investments | **0.0** | 0.1 | **0.2** | 0.1 | 0.2 |
| **Profit / loss before taxes** | **25.1** | 8.5 | **51.4** | 43.2 | 22.6 |
| Income taxes | **-7.1** | -4.4 | **-18.0** | -14.4 | -14.1 |
| **Profit/loss for the period** | **17.9** | 4.1 | **33.5** | 28.8 | 8.6 |
| Attributable to | | | | | |
| Owners of the parent | **17.9** | 4.6 | **33.4** | 29.2 | 9.2 |
| Non-controlling interest | **0.1** | -0.4 | **0.0** | -0.4 | -0.7 |
| Earnings per share, EUR | | | | | |
| - Basic and diluted * | **0.35** | 0.06 | **0.61** | 0.52 | 0.06 |

** With the effect of interest on hybrid bond for the period, net of tax*

AHLSTROM
Interim report January-September 2016 Page 13
STATEMENT OF COMPREHENSIVE INCOME Q3 Q3 Q1-Q3 Q1-Q3 Q1-Q4
EUR million 2016 2015 2016 2015 2015
Profit / loss for the period 17.9 4.1 33.5 28.8 8.6
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans 1.5 -3.9 -2.2 -0.6 -2.6
Total 1.5 -3.9 -2.2 -0.6 -2.6
Items that may be reclassified subsequently to
profit or loss
Translation differences -0.4 -14.7 -2.5 2.5 6.5
Hedges of net investments in foreign operations -0.5 - -0.8 - 0.2
Changes in the fair value of available-for-sale - -5.8 - -17.0 -17.0 financial assets
Cash flow hedges -0.0 -0.1 -0.3 0.1 0.5
Total -1.0 -20.6 -3.5 -14.4 -9.9
Other comprehensive income, net of tax 0.5 -24.5 -5.7 -15.0 -12.6
Total comprehensive income for the period 18.5 -20.4 27.7 13.8 -4.0
Attributable to
Owners of the parent 18.5 -19.9 27.9 14.0 -3.6
Non-controlling interest 0.0 -0.5 -0.2 -0.2 -0.4

AHLSTROM
Interim report January-September 2016 Page 14 BALANCE SHEET Sep 30, Sep 30, Dec 31, EUR million 2016 2015 2015 ASSETS Non-current assets Property, plant and equipment 312.7 355.4 339.8 Goodwill 72.2 72.7 74.3 Other intangible assets 10.7 13.0 12.5
Equity accounted investments 15.7 15.4 15.5 Other investments 0.3 0.3 0.3 Other receivables 7.8 6.0 5.8 Deferred tax assets 66.6 69.6 71.0 Total non-current assets 486.0 532.3 519.2 Current assets Inventories 123.2 126.0 117.6 Trade and other receivables 143.4 188.9 151.9 Income tax receivables 1.3 0.9 1.6 Cash and cash equivalents 54.5 63.0 47.3 Total current assets 322.4 378.9 318.5 Total assets 808.4 911.2 837.8 EQUITY AND LIABILITIES Equity attributable to owners of the parent 203.0 212.8 195.2 Hybrid bond 100.0 100.0 100.0 Non-controlling interest 4.6 4.4 4.2 Total equity 307.6 317.1 299.4 Non-current liabilities Interest-bearing loans and borrowings 100.3 132.4 126.9 Employee benefit obligations 99.5 97.9 100.3 Provisions 0.4 0.8 0.8 Other liabilities 0.0 0.0 0.0 Deferred tax liabilities 2.1 2.1 2.0 Total non-current liabilities 202.4 233.1 230.0 Current liabilities Interest-bearing loans and borrowings 84.6 134.4 116.4 Trade and other payables 201.4 216.7 183.5 Income tax liabilities 7.2 1.9 1.5
Provisions 5.1 8.0 7.1 Total current liabilities 298.4 360.9 308.4 Total liabilities 500.8 594.1 538.4 Total equity and liabilities 808.4 911.2 837.8

AHLSTROM Interim report January-September 2016 Page 15

**STATEMENT OF CHANGES IN EQUITY**

1) Issued capital
2) Non-restricted equity reserve
3) Hedging reserve
4) Fair value reserve
5) Translation reserve
6) Own shares
7) Retained earnings
**8) Total attributable to owners of the parent**
9) Non-controlling interest
10) Hybrid bond
**11) Total equity**

| EUR million | 1) | 2) | 3) | 4) | 5) | 6) | 7) | 8) | 9) | 10) | **11)** |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Equity at January 1, 2015** | **70.0** | **61.1** | **-0.2** | **17.0** | **-23.0** | **-6.5** | **96.6** | 215.1 | 5.0 | **100.0** | **320.1** |
| Profit / loss for the period | - | - | - | - | - | - | 29.2 | 29.2 | -0.4 | - | 28.8 |
| Other comprehensive income, net of tax | | | | | | | | | | | |
| Remeasurements of defined benefit plans | - | - | - | - | - | - | -0.6 | -0.6 | - | - | -0.6 |
| Translation differences | - | - | - | - | 2.3 | - | -0.0 | 2.2 | 0.3 | - | 2.5 |
| Changes in the fair value of available-for-sale financial assets | - | - | - | -17.0 | - | - | - | -17.0 | - | - | -17.0 |
| Cash flow hedges | - | - | 0.1 | - | - | - | - | 0.1 | - | - | 0.1 |
| Dividends paid and other | - | - | - | - | - | - | -14.0 | -14.0 | - | - | -14.0 |
| Interest on hybrid bond | - | - | - | - | - | - | -6.3 | -6.3 | - | - | -6.3 |
| Changes in own shares | - | - | - | - | - | 2.8 | - | 2.8 | - | - | 2.8 |
| Change in non-controlling interests | - | - | - | - | - | - | 1.3 | 1.3 | -0.5 | - | 0.8 |
| **Equity at Sept. 30, 2015** | **70.0** | **61.1** | **-0.1** | **-** | **-20.7** | **-3.7** | **106.2** | **212.8** | **4.4** | **100.0** | **317.1** |
| | | | | | | | | | | | |
| **Equity at January 1, 2016** | **70.0** | **61.1** | **0.2** | **-** | **-15.8** | **-3.7** | **83.3** | **195.2** | **4.2** | **100.0** | **299.4** |
| Profit / loss for the period | - | - | - | - | - | - | 33.4 | 33.4 | 0.0 | - | 33.5 |
| Other comprehensive income, net of tax | | | | | | | | | | | |
| Remeasurements of defined benefit plans | - | - | - | - | - | - | -2.2 | -2.2 | - | - | -2.2 |
| Translation differences | - | - | - | - | -0.2 | - | -2.1 | -2.2 | -0.2 | - | -2.5 |
| Hedges of net investments in foreign operations | - | - | - | - | -0.8 | - | - | -0.8 | - | - | -0.8 |
| Cash flow hedges | - | - | -0.3 | - | - | - | - | -0.3 | - | - | -0.3 |
| Dividends paid and other | - | - | - | - | - | - | -14.5 | -14.5 | - | - | -14.5 |
| Interest on hybrid bond | - | - | - | - | - | - | -6.3 | -6.3 | - | - | -6.3 |
| Change in non-controlling interests | - | - | - | - | - | - | - | - | 0.6 | - | 0.6 |
| Share-based incentive plan | - | - | - | - | - | 0.6 | - | 0.6 | - | - | 0.6 |
| **Equity at Sept. 30, 2016** | **70.0** | **61.1** | **-0.1** | **-** | **-16.7** | **-3.1** | **91.8** | **203.0** | **4.6** | **100.0** | **307.6** |

AHLSTROM
Interim report January-September 2016 Page 16

| STATEMENT OF CASH FLOWS<br>EUR million | Q3<br>2016 | Q3<br>2015 | Q1-Q3<br>2016 | Q1-Q3<br>2015 | Q1-Q4<br>2015 |
|---|---|---|---|---|---|
| **Cash flow from operating activities** | | | | | |
| Profit / loss for the period | **17.9** | 4.1 | **33.5** | 28.8 | 8.6 |
| Adjustments, total | **22.3** | 18.7 | **65.0** | 48.8 | 81.0 |
| Changes in net working capital | **3.3** | 10.7 | **15.7** | -15.4 | 1.2 |
| Change in provisions | **-1.8** | -1.6 | **-2.3** | -2.9 | -2.2 |
| Financial items | **-5.3** | -6.4 | **-9.1** | -20.3 | -25.6 |
| Income taxes paid / received | **-0.8** | -1.3 | **-3.8** | -2.2 | -3.0 |
| Net cash from operating activities | **35.6** | 24.2 | **98.9** | 36.7 | 60.0 |
| | | | | | |
| **Cash flow from investing activities** | | | | | |
| Purchases of intangible and tangible assets | **-6.2** | -5.4 | **-22.0** | -18.8 | -26.9 |
| Other investing activities | **0.1** | 10.9 | **-0.8** | 48.6 | 49.0 |
| Net cash from investing activities | **-6.1** | 5.4 | **-22.8** | 29.7 | 22.1 |
| | | | | | |
| **Cash flow from financing activities** | | | | | |
| Dividends paid and other | **-** | - | **-14.4** | -13.9 | -13.9 |
| Sale/repurchase of own shares | **-** | - | **-** | 3.1 | 3.1 |
| Interest on hybrid bond | **-** | - | **-** | - | -7.9 |
| Changes in loans and other financing activities | **-25.6** | -10.0 | **-55.0** | -32.6 | -56.4 |
| Net cash from financing activities | **-25.6** | -10.0 | **-69.4** | -43.4 | -75.1 |
| | | | | | |
| **Net change in cash and cash equivalents** | **3.9** | 19.6 | **6.7** | 23.1 | 6.9 |
| | | | | | |
| Cash and cash equivalents at the beginning of the period | **50.6** | 45.8 | **47.3** | 41.4 | 41.4 |
| Foreign exchange adjustment | **-0.1** | -2.4 | **0.5** | -1.5 | -1.0 |
| **Cash and cash equivalents at the end of the period** | **54.5** | 63.0 | **54.5** | 63.0 | 47.3 |

AHLSTROM Interim report January-September 2016 Page 17

| KEY FIGURES | Q3 2016 | Q3 2015 | Q1-Q3 2016 | Q1-Q3 2015 | Q1-Q4 2015 |
|---|---|---|---|---|---|
| Personnel costs | **-50.4** | -52.5 | **-163.6** | -162.7 | -216.6 |
| Depreciation and amortization | **-12.6** | -14.4 | **-37.8** | -43.4 | -67.0 |
| Impairment charges | **-0.2** | - | **-0.5** | - | -7.5 |
| Operating profit, % | **10.6** | 3.7 | **7.7** | 4.7 | 2.0 |
| Return on capital employed (ROCE), % | **23.4** | 6.7 | **16.3** | 8.6 | 3.9 |
| Return on equity (ROE), % | **24.0** | 5.1 | **14.7** | 12.0 | 2.8 |
| Interest-bearing net liabilities, EUR million | **130.5** | 203.7 | **130.5** | 203.7 | 195.9 |
| Equity ratio, % | **38.1** | 34.8 | **38.1** | 34.8 | 35.8 |
| Gearing ratio, % | **42.4** | 64.2 | **42.4** | 64.2 | 65.4 |
| Basic earnings per share *, EUR | **0.35** | 0.06 | **0.61** | 0.52 | 0.06 |
| Equity per share, EUR | **4.36** | 4.57 | **4.36** | 4.57 | 4.20 |
| Average number of outstanding shares during the period, 1000's | **46,598** | 46,522 | **46,565** | 46,387 | 46,421 |
| Number of outstanding shares at the end of the period, 1000's | **46,598** | 46,522 | **46,598** | 46,522 | 46,522 |
| Total number of shares at the end of the period, 1000's | **46,671** | 46,671 | **46,671** | 46,671 | 46,671 |
| Capital expenditure, EUR million | **6.0** | 5.5 | **18.0** | 13.6 | 27.3 |
| Capital employed at the end of the period, EUR million | **492.5** | 583.9 | **492.5** | 583.9 | 542.6 |
| Number of employees, average | **3,293** | 3,376 | **3,298** | 3,390 | 3,376 |

** With the effect of interest on hybrid bond for the period, net of tax*

## ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with IAS 34, Interim Financial reporting, as adopted by EU and the accounting principles set out in the Group's Financial Statements for 2015.

AHLSTROM
Interim report January-September 2016 Page 18

| SEGMENT INFORMATION | Q3 | Q3 | Q1-Q3 | Q1-Q3 | Q1-Q4 |
|---|---|---|---|---|---|
| EUR million | 2016 | 2015 | 2016 | 2015 | 2015 |
| Filtration & Performance | 175.7 | 168.4 | 527.3 | 516.2 | 676.0 |
| Specialties | 103.1 | 104.0 | 310.4 | 318.1 | 418.5 |
| Other operations | 8.5 | 10.7 | 25.9 | 42.3 | 54.9 |
| Internal sales | -14.0 | -16.3 | -43.9 | -56.8 | -74.7 |
| **Total net sales** | **273.2** | 266.9 | **819.8** | 819.8 | 1 074.7 |
| Filtration & Performance | 2.4 | 2.6 | 7.9 | 11.5 | 13.6 |
| Specialties | 4.7 | 4.2 | 14.0 | 15.9 | 20.5 |
| Other operations | 6.9 | 9.5 | 22.0 | 29.4 | 40.5 |
| **Total internal sales** | **14.0** | 16.3 | **43.9** | 56.8 | 74.7 |
| Filtration & Performance | 18.9 | 4.5 | 40.9 | 21.3 | 13.7 |
| Specialties | 10.0 | 6.7 | 27.5 | 20.1 | 14.6 |
| Other operations | 0.0 | -1.4 | -5.5 | -3.1 | -6.5 |
| Eliminations | -0.0 | 0.0 | -0.0 | 0.0 | 0.1 |
| **Operating profit / loss** | **28.9** | 9.9 | **62.9** | 38.2 | 21.9 |
| | | | | | |
| **Return on capital employed (RONA), %** | | | | | |
| Filtration & Performance | 31.0 | 6.2 | 21.7 | 10.2 | 5.1 |
| Specialties | 24.0 | 13.4 | 20.9 | 13.8 | 7.6 |
| **Group (ROCE), %** | **23.4** | 6.7 | **16.3** | 8.6 | 3.9 |
| Filtration & Performance | 242.1 | 281.0 | 242.1 | 281.0 | 260.4 |
| Specialties | 163.5 | 193.9 | 163.5 | 193.9 | 187.3 |
| Other operations | -44.3 | -34.7 | -44.3 | -34.7 | -35.4 |
| Eliminations | -0.1 | -0.1 | -0.1 | -0.1 | -0.1 |
| **Total net assets, end of period** | **361.3** | 440.1 | **361.3** | 440.1 | 412.2 |
| Filtration & Performance | 3.5 | 2.9 | 10.7 | 8.1 | 16.7 |
| Specialties | 2.1 | 1.7 | 6.0 | 3.1 | 7.5 |
| Other operations | 0.4 | 0.9 | 1.2 | 2.4 | 3.1 |
| **Total capital expenditure** | **6.0** | 5.5 | **18.0** | 13.6 | 27.3 |
| Filtration & Performance | -7.6 | -8.4 | -22.7 | -25.5 | -33.6 |
| Specialties | -4.3 | -5.1 | -13.1 | -15.5 | -30.3 |
| Other operations | -0.7 | -0.8 | -2.0 | -2.4 | -3.1 |
| **Total depreciation and amortization** | **-12.6** | -14.4 | **-37.8** | -43.4 | -67.0 |
| Filtration & Performance | -0.2 | - | -0.5 | - | -7.5 |
| Specialties | - | - | - | - | - |
| Other operations | - | - | - | - | - |
| **Total impairment charges** | **-0.2** | - | **-0.5** | - | -7.5 |
| Filtration & Performance | 0.0 | -0.9 | -2.9 | -1.1 | -11.6 |
| Specialties | 0.0 | -0.4 | -0.3 | -1.0 | -11.2 |
| Other operations | 2.2 | 0.0 | -0.1 | 0.4 | -2.8 |
| **Total adjustment items** | **2.2** | -1.3 | **-3.4** | -1.7 | -25.6 |

AHLSTROM Interim report January-September 2016 Page 19

| SEGMENT INFORMATION<br>Thousands of tons | Q3<br>2016 | Q3<br>2015 | Q1-Q3<br>2016 | Q1-Q3<br>2015 | Q1-Q4<br>2015 |
|---|---|---|---|---|---|
| Filtration & Performance | **67.9** | 63.8 | **203.5** | 194.0 | 254.5 |
| Specialties | **28.9** | 28.3 | **87.9** | 88.5 | 115.9 |
| Other operations | **0.4** | 0.4 | **1.1** | 3.3 | 3.6 |
| Eliminations | **-1.8** | -1.7 | **-5.5** | -6.9 | -8.5 |
| **Total sales tons** | **95.4** | 90.8 | **286.9** | 278.9 | 365.6 |

Segment information is presented according to the IFRS standards.

| NET SALES BY REGION<br>EUR million | Q3<br>2016 | Q3<br>2015 | Q1-Q3<br>2016 | Q1-Q3<br>2015 | Q1-Q4<br>2015 |
|---|---|---|---|---|---|
| Europe | **125.0** | 124.8 | **386.8** | 380.3 | 499.3 |
| North America | **76.9** | 81.9 | **231.6** | 250.2 | 325.5 |
| South America | **17.2** | 12.0 | **46.0** | 41.9 | 54.4 |
| Asia-Pacific | **48.6** | 43.9 | **139.2** | 133.0 | 176.0 |
| Rest of the world | **5.6** | 4.3 | **16.3** | 14.4 | 19.6 |
| **Total net sales** | **273.2** | 266.9 | **819.8** | 819.8 | 1 074.7 |

| CHANGES OF PROPERTY, PLANT AND EQUIPMENT<br>EUR million | Q1-Q3<br>2016 | Q1-Q3<br>2015 | Q1-Q4<br>2015 |
|---|---|---|---|
| Book value at Jan 1 | **339.8** | 372.9 | 372.9 |
| Additions | **16.9** | 11.7 | 25.0 |
| Disposals | **-0.1** | -0.3 | -0.7 |
| Depreciations and impairment charges | **-36.2** | -40.6 | -70.9 |
| Translation differences and other changes | **-7.7** | 11.7 | 13.6 |
| Book value at the end of the period | **312.7** | 355.4 | 339.8 |

| TRANSACTIONS WITH RELATED PARTIES<br>EUR million | Q1-Q3<br>2016 | Q1-Q3<br>2015 | Q1-Q4<br>2015 |
|---|---|---|---|
| **Transactions with associated companies** | | | |
| Sales and interest income | **0.0** | 0.0 | 0.0 |
| Purchases of goods and services | **-7.2** | -8.1 | -10.9 |
| Trade and other receivables | **0.0** | - | 0.0 |
| Trade and other payables | **0.8** | 0.6 | 0.6 |

*Market prices have been used in transactions with associated companies.*

AHLSTROM Interim report January-September 2016 Page 20

| **OPERATING LEASES**<br>EUR million | **Sep 30,<br>2016** | Sep 30,<br>2015 | Dec 31,<br>2015 |
|---|---|---|---|
| Current portion | **5.5** | 6.1 | 6.4 |
| Non-current portion | **14.4** | 20.2 | 19.7 |
| **Total** | **19.9** | 26.3 | 26.1 |

| **COLLATERALS AND COMMITMENTS**<br>EUR million | **Sep 30,<br>2016** | Sep 30,<br>2015 | Dec 31,<br>2015 |
|---|---|---|---|
| **Mortgages** | **6.2** | 9.1 | 6.6 |
| **Pledges** | **0.3** | 0.1 | 0.1 |
| **Commitments** | | | |
| Guarantees given on behalf of group companies | **51.9** | 25.9 | 58.9 |
| Capital expenditure commitments | **0.7** | 1.1 | 0.3 |
| Commitments of behalf of group companies | **1.0** | 1.8 | 1.8 |
| Other commitments | **6.7** | 7.7 | 10.1 |

| **QUARTERLY DATA**<br>EUR million | **Q3<br>2016** | Q2<br>2016 | Q1<br>2016 | Q4<br>2015 | Q3<br>2015 | Q2<br>2015 | Q1<br>2015 |
|---|---|---|---|---|---|---|---|
| **Net sales** | **273.2** | 279.4 | 267.2 | 255.0 | 266.9 | 281.1 | 271.8 |
| Cost of goods sold | **-218.3** | -223.8 | -221.1 | -227.2 | -224.4 | -231.9 | -226.4 |
| **Gross profit** | **54.9** | 55.5 | 46.1 | 27.7 | 42.5 | 49.2 | 45.4 |
| Sales and marketing expenses | **-8.5** | -9.7 | -10.7 | -9.6 | -8.7 | -10.3 | -11.5 |
| R&D expenses | **-5.2** | -2.6 | -4.6 | -7.4 | -4.4 | -4.7 | -4.4 |
| Administrative expenses | **-17.8** | -18.1 | -20.0 | -18.7 | -19.6 | -19.3 | -18.9 |
| Other operating income | **4.6** | 2.0 | 0.8 | 1.9 | 1.3 | 0.9 | 2.8 |
| Other operating expense | **0.8** | -3.8 | -0.9 | -10.4 | -1.2 | -0.2 | -0.6 |
| **Operating profit / loss** | **28.9** | 23.3 | 10.6 | -16.4 | 9.9 | 15.7 | 12.7 |
| Net financial expenses | **-3.8** | -3.8 | -4.0 | -4.3 | -1.4 | 5.1 | 1.2 |
| Share of profit / loss of equity accounted investments | **0.0** | 0.1 | 0.1 | 0.1 | 0.1 | 0.0 | 0.0 |
| **Profit / loss before taxes** | **25.1** | 19.6 | 6.7 | -20.5 | 8.5 | 20.8 | 13.8 |
| Income taxes | **-7.1** | -7.6 | -3.2 | 0.3 | -4.4 | -5.0 | -5.0 |
| **Profit/loss for the period** | **17.9** | 12.0 | 3.5 | -20.2 | 4.1 | 15.8 | 8.8 |
| | | | | | | | |
| Attributable to | | | | | | | |
| Owners of the parent | **17.9** | 12.0 | 3.6 | -19.9 | 4.6 | 15.3 | 9.3 |
| Non-controlling interest | **0.1** | 0.1 | -0.1 | -0.2 | -0.4 | 0.5 | -0.5 |

AHLSTROM Interim report January-September 2016 Page 21

| QUARTERLY DATA BY SEGMENT | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| EUR million | **2016** | 2016 | 2016 | 2015 | 2015 | 2015 | 2015 |
| **Net sales** | | | | | | | |
| Filtration & Performance | **175.7** | 180.4 | 171.1 | 159.8 | 168.4 | 176.9 | 170.8 |
| Specialties | **103.1** | 104.6 | 102.7 | 100.4 | 104.0 | 108.3 | 105.7 |
| Other operations and eliminations | **-5.6** | -5.7 | -6.7 | -5.2 | -5.6 | -4.1 | -4.8 |
| Group total | **273.2** | 279.4 | 267.2 | 255.0 | 266.9 | 281.1 | 271.8 |
| **Operating profit / loss** | | | | | | | |
| Filtration & Performance | **18.9** | 15.0 | 7.1 | -7.6 | 4.5 | 9.0 | 7.7 |
| Specialties | **10.0** | 9.7 | 7.8 | -5.5 | 6.7 | 6.8 | 6.6 |
| Other operations and eliminations | **0.0** | -1.3 | -4.3 | -3.3 | -1.3 | -0.1 | -1.6 |
| Group total | **28.9** | 23.3 | 10.6 | -16.4 | 9.9 | 15.7 | 12.7 |
| **Adjusted operating profit / loss** | | | | | | | |
| Filtration & Performance | **18.8** | 15.8 | 9.1 | 3.0 | 5.4 | 9.1 | 7.8 |
| Specialties | **10.0** | 10.0 | 7.8 | 4.6 | 7.1 | 7.4 | 6.6 |
| Other operations and eliminations | **-2.1** | -1.3 | -1.9 | -0.1 | -1.4 | 0.3 | -2.4 |
| Group total | **26.7** | 24.5 | 15.0 | 7.6 | 11.2 | 16.8 | 12.0 |
| **Sales tons, thousands of tons** | | | | | | | |
| Filtration & Performance | **67.9** | 70.3 | 65.2 | 60.6 | 63.8 | 65.5 | 64.6 |
| Specialties | **28.9** | 30.4 | 28.6 | 27.4 | 28.3 | 30.4 | 29.8 |
| Other operations and eliminations | **-1.4** | -1.4 | -1.7 | -1.3 | -1.3 | -0.9 | -1.3 |
| Group total | **95.4** | 99.3 | 92.1 | 86.7 | 90.8 | 94.9 | 93.2 |

| KEY FIGURES QUARTERLY | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|
| EUR million | **2016** | 2016 | 2016 | 2015 | 2015 | 2015 | 2015 |
| Net sales | **273.2** | 279.4 | 267.2 | 255.0 | 266.9 | 281.1 | 271.8 |
| Operating profit / loss | **28.9** | 23.3 | 10.6 | -16.4 | 9.9 | 15.7 | 12.7 |
| Profit / loss before taxes | **25.1** | 19.6 | 6.7 | -20.5 | 8.5 | 20.8 | 13.8 |
| Profit / loss for the period | **17.9** | 12.0 | 3.5 | -20.2 | 4.1 | 15.8 | 8.8 |
| Gearing ratio, % | **42.4** | 55.4 | 66.5 | 65.4 | 64.2 | 69.3 | 74.0 |
| Return on capital employed (ROCE), % | **23.4** | 18.1 | 8.0 | -11.4 | 6.7 | 10.0 | 8.1 |
| Basic earnings per share *, EUR | **0.35** | 0.22 | 0.04 | -0.46 | 0.06 | 0.29 | 0.17 |
| Average number of outstanding shares during the period, 1000's | **46,598** | 46,576 | 46,522 | 46,522 | 46,522 | 46,411 | 46,225 |
| Total number of shares at the end of the period, 1000's | **46,671** | 46,671 | 46,671 | 46,671 | 46,671 | 46,671 | 46,671 |

* With the effect of interest on hybrid bond for the period, net of tax

AHLSTROM
Interim report January-September 2016 Page 22
Calculation of key figures Interest-bearing net liabilities Interest-bearing loans and borrowings - Cash and cash equivalents - Other investments (current) Equity ratio, Total equity x 100 % Total assets - Advances received Gearing ratio, Interest-bearing net liabilities x 100 % Total equity Return on equity Profit (loss) for the period x 100 (ROE), % Total equity (annual average) Return on capital employed Profit (loss) before taxes + Financing expenses x 100 (ROCE), % Total assets (annual average) - Non-interest bearing liabilities (annual average) x Return on capital employed Operating profit/loss 100 Working capital (annual average) + Property, plant and (RONA), % equipment and Intangible assets (annual average) Basic earnings per share. EUR Profit (loss) for the period - Non-controlling interest - Interest on hybrid bond for the period. net of tax Average number of shares during the period Diluted earnings per share, Profit (loss) for the period - Non-controlling interest - Interest on EUR hybrid bond for the period, net of tax Average diluted number of shares during the period Equity per share, EUR Equity attributable to owners of the parent Number of outstanding shares at the end of the period Adjustment items Restructuring costs. Impairment charges. Capital gains or losses are: Adjusted operating Operating profit – Adjustment profit items EBITDA Operating profit + Depreciations and amortizations + Impairments Adjusted EBITDA EBITDA – Adjustment items